SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 8)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    June 5, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,000,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,000,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.80%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   250,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  250,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.35%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   520,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  520,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   520,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.80%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 8 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     In a letter dated June 5, 1998 (the "Asset Value Letter") Asset Value asked for a response to their letter dated May 29, 1998 to Bert Fingerhut, Chairman of the Board of Directors and Acting Chief Executive Officer of Cortech.

Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on June 5, 1998, Asset Value owned an aggregate of 2,000,000 Shares or approximately 10.80%, Mark Jaindl owned an aggregate of 250,000 Shares or approximately 1.35% and Fred Jaindl owned an aggregate of 520,000 Shares or approximately 2.80%. Asset Value, Mark Jaindl and Fred Jaindl disclaim the beneficial ownership of each other's shares.

     (b) Asset Value, Mark Jaindl and Fred Jaindl have the sole power to vote and dispose of 2,000,000 Shares (or approximately 10.80%), 250,000 Shares (or approximately 1.35%) and 520,000 Shares (or approximately 2.80%), respectively.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-Q for the quarter ended March 31, 1998.

(b)  The information presented in Items 7 through 10 of the cover sheet to this
Schedule 13D is incorporated herein by reference.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit F - The Asset Value Letter.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 1998


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By: /s/ John W. Galuchie, Jr.
                                        --------------------------------
                                        John W. Galuchie, Jr.
                                        Treasurer and Secretary



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                   EXHIBIT F

                   Letter to Bert Fingerhut dated June 5, 1998

                      ASSET VALUE FUND LIMITED PARTNERSHIP
                                 376 Main Street
                                  P. O. Box 74
                          Bedminster, New Jersey 07921
                                 (908) 234-1881
                               (908) 234-9355 Fax


                                           June 5, 1998



Mr. Bert Fingerhut
Chairman
Cortech, Inc.
6850 North Broadway
Suite G
Denver, Colorado 80221

Dear Mr. Fingerhut:

     I would appreciate it if you would give me the courtesy of a response to my letter of May 29, 1998.

                                           Sincerely yours,


                                           /s/ Paul O. Koether
                                           -----------------------
                                           Paul O. Koether
                                           President

cc:      Dr. Charles Cohen
         Dr. Donald Kennedy
         Dr. Allen Misher